Exhibit 99.163

mCloud Partners with Invest Alberta to Fuel Adoption of AI in Move to Decarbonize Oil and Gas Industry

• Signs MOU with Invest Alberta Corporation, an Alberta crown corporation with a mandate to engage the world and attract investment to the province

• Plans to relocate global headquarters to Calgary, Alberta

• Enables further adoption of Company's AI-powered ESG solutions with key customers and local industry

VANCOUVER, BC, Feb. 2, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it signed a Memorandum of Understanding ("MOU") with Invest Alberta Corporation ("IAC"), an Alberta crown corporation with a mandate to engage the world and attract investment to the province. The MOU includes plans to relocate the Company's global corporate headquarters to Calgary.

The move enables mCloud to leverage its technology to help Canadian and global energy companies reduce carbon emissions and take action on Environmental, Social, and Governance ("ESG") issues. Through the Company's engagement with the numerous industry leaders taking bold action on ESG in the province and abroad, mCloud's presence in Alberta will serve to strengthen the Province of Alberta's position as a global leader in environmental technology and sustainable energy solutions.

The Company expects the move will accelerate the development and adoption of its offerings through increased engagement with key customers and local industry in Alberta, positioning mCloud to be the leading provider of technology driving digital ESG initiatives provincially and globally.

As a result of establishing its new headquarters in Calgary, mCloud expects to expand local hiring, continue its major investments in people and IoT, AI, and cloud technology to drive the decarbonization of global industry, and connect with local institutions interested in developing new technological innovations.

IAC will collaborate with mCloud to facilitate the relocation, grow and expand mCloud's business through new connections with domestic and international representatives from its extensive global network in the industries mCloud serves, and provide ongoing support for the Company's business development activities in ESG and other advanced technology solutions.

"I personally very much look forward to relocating our headquarters to Calgary and working closely with IAC, our customers, and our teams in Alberta," said Russ McMeekin, mCloud President and CEO. "With the support of IAC, we will be able to open doors to new strategic relationships with key oil and gas companies across Alberta and help these and many other businesses, locally and globally, improve their ESG standing."

"It gives us great pleasure to welcome mCloud's President and CEO Russ and their global headquarters to Calgary this month," said David Knight Legg, Invest Alberta Corporation CEO. "IAC looks forward to assisting mCloud in accessing our global networks and leveraging Alberta's strengths in ESG and technology. We're confident mCloud will benefit from Canada's youngest, highest-educated talent, the lowest corporate and payroll taxes and the great lifestyle that our province has to offer."

Through the Company's AssetCare™n platform, mCloud fields a portfolio of innovative AI-powered solutions capable of improving the sustainability of energy intensive assets, such as the process control systems, heat exchangers, compressors, and well-heads found at oil and gas facilities by taking actions that directly reduce their carbon footprint. Advanced mobile and 3D capabilities further enable virtual walkthroughs and inspections of facilities, empowering teams to work on critical operations without the need to travel onsite.

mCloud recently began fielding a new connected solution in collaboration with select customers enabling the early detection of fugitive emissions, one of the leading sources of greenhouse gas emissions from upstream, midstream, and downstream operations. With this solution, the Company expects to be able to reduce the time to detect and curb the sources of harmful emissions from the industry average of two months to less than a day, curtailing the industrial emissions from leaking equipment and pipelines. The Company has plans for a global roll-out of this solution later this year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 55,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Invest Alberta Corporation

The Invest Alberta Corporation is dedicated to investment attraction, with a mandate to engage the world and provide high-end tailored support to companies, investors, and major new projects.

Alberta, Canada has the lowest corporate payroll and sales taxes; the youngest, highly educated workforce, and the most livable and affordable cities. Invest Alberta is dedicated to investment attraction, working closely with the Government of Alberta and partners across the province. Invest Alberta works to break down barriers and cut red tape so investors and businesses can start up, scale up, and succeed without limits.

Invest Alberta is committed to providing support in six key sectors: energy, agribusiness, infrastructure and tourism, financial and business services, aviation and transportation logistics, and technology, media and telecommunications. With a goal of continuous improvement, Invest Alberta provides support on: policy issues, regulation, ESG, incentives, cost structures, and talent. Invest Alberta works to provide a competitive advantage that delivers a best-in-class investor experience. For more information visit investalberta.ca.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to a move of the Company's corporate headquarters, acceleration and impact of technology development and adoption, people and technology plans, and the expected timetable for a global roll-out of a fugitive emissions solution.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2021/02/c8356.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420- 1781

CO: mCloud Technologies Corp. CNW 07:00e 02-FEB-21